EXHIBIT 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).
NGG FINANCE PLC ANNOUNCES TARGET ACCEPTANCE AMOUNT FOR ITS TENDER OFFER
29 August 2019
Further to its announcement dated 27 August 2019, NGG Finance plc (the Offeror) announces today the Target Acceptance Amount for its invitation to holders of its outstanding €1,250,000,000 Fixed Rate Resettable Capital Securities due 2076 (ISIN: XS0903531795) (the Capital Securities) to tender their Capital Securities for purchase by the Offeror for cash subject to the satisfaction (or waiver) of the New Issue Condition (such invitation, the Offer).
The Target Acceptance Amount, which is the maximum aggregate principal amount of Capital Securities the Offeror proposes to accept for purchase pursuant to the Offer, has been set at €1,250,000,000. Accordingly, if the Offeror decides to accept any Capital Securities for purchase pursuant to the Offer, it currently intends to accept all Capital Securities validly tended pursuant to the Offer with no pro rata scaling (although the Offeror reserves the right, in its sole discretion, to accept significantly less than such amount, or to accept none of such Capital Securities, as further described in the tender offer memorandum dated 27 August 2019 (the Tender Offer Memorandum) prepared by the Offeror in connection with the Offer).
The Offer is being made on the terms and subject to the conditions contained in the Tender Offer Memorandum, and is subject to the offer restrictions set out below and as more fully described in the Tender Offer Memorandum. Capitalised terms used but not otherwise defined in this announcement shall have the meanings given to them in the Tender Offer Memorandum.
Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offer.
For detailed terms of the Offer please refer to the Tender Offer Memorandum which (subject to distribution restrictions) can be obtained from the Tender Agent referred to below.
Barclays Bank PLC (Telephone: +44 20 3134 8515; Attention: Liability Management Group; Email: eu.lm@barclays.com); BNP Paribas (Telephone: +44 20 7595 8668; Attention: Liability Management Group; Email: liability.management@bnpparibas.com); Goldman Sachs International (Telephone: +44 20 7552 6157; Attention: Liability Management Group; Email: liabilitymanagement.eu@gs.com); and J.P. Morgan Securities plc (Telephone: +44 20 7134 2468; Attention: Liability Management; Email: emea_lm@jpmorgan.com) are acting as Dealer Managers for the Offer.
Lucid Issuer Services Limited (Telephone: +44 20 7704 0880; Attention: David Shilson / Thomas Choquet; Email: ngrid@lucid-is.com) is acting as Tender Agent for the Offer.
DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If any Holder is in any doubt as to the contents of the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Capital Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Capital Securities pursuant to the Offer. None of the Offeror, NG, the Dealer Managers or the Tender Agent nor any of their respective directors, employees or affiliates makes any recommendation as to whether Holders should tender Capital Securities pursuant to the Offer. None of the Offeror, NG, the Dealer Managers or the Tender Agent (or any of their respective directors, employees or affiliates) is providing Holders with any legal, business, tax or other advice in this announcement. Holders should consult with their own advisers as needed to assist them in making an investment decision and to advise them whether they are legally permitted to tender Capital Securities for cash.

OFFER AND DISTRIBUTION RESTRICTIONS
Neither this announcement nor the Tender Offer Memorandum constitutes an offer or an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and/or the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum come(s) are required by each of the Offeror, NG, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions. Nothing in this announcement nor the Tender Offer Memorandum constitutes (i) an offer to buy or a solicitation of an offer to sell the Capital Securities (and tenders of Capital Securities in the Offer will not be accepted from any Holders) in any circumstances in which such offer or solicitation is unlawful or (ii) an offer to sell or a solicitation of an offer to buy the New Capital Securities or the guarantee thereof. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.
No action has been or will be taken in any jurisdiction in relation to the New Capital Securities or the guarantee thereof that would permit a public offering of securities and the minimum denomination of the New Capital Securities will be £100,000.
United States
The Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any person located or resident in the United States and the Capital Securities cannot be tendered in the Offer by any such use, means, instrumentality or facility or from within the United States or by any person located or resident in the United States. Any purported tender of Capital Securities in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Capital Securities made by any person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.
Each holder of Capital Securities participating in the Offer will represent that it is not located in the United States and is not participating in the Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offer from the United States. For the purposes of this and the above paragraph, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
Italy
None of the Offer, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Accordingly, Holders or beneficial owners of the Capital Securities that are located in Italy can tender Capital Securities for purchase pursuant to the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Capital Securities and/or the Offer.
United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.
France
The Offer is not being made, directly or indirectly, to the public in the Republic of France (France). Neither this announcement, the Tender Offer Memorandum nor any other document or materials relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), in each case, other than individuals acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. Neither this announcement nor the Tender Offer Memorandum has been or will be submitted for clearance to or approved by the Autorité des Marchés Financiers.

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